HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                October 19, 2009

Rose Zukin
Mailstop 4720
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Cel-Sci Corporation
            Registration Statement on Form S-3
            File No. 333-161504


     This office represents Cel-Sci Corporation (the "Company"). Amendment No. 2 to the Company's Registration Statement on Form S-3 has been filed with the Commission. This letter provides the Company's responses to the comments received from the Staff by letter dated October 7, 2009. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The number under the "Page Number" column indicates the page number in the S-3 Registration Statement where the response to the comment can be found.

                                                                        Page #
                                                                        ------

     1.   Comment complied with.                                        17, 18

     2.   Comment complied with.                                            17



                                          Very Truly Yours,

                                          HART & TRINEN, L.L.P.


                                          By:  /s/ William T. Hart

                                               William T. Hart

WTH:tg